                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF FEBRUARY 2015

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Via Gaetano Negri 1
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

TELECOM ITALIA: PRELIMINARY RESULTS AT 31 DECEMBER 2014 APPROVED

TELECOM ITALIA GROUP PRELIMINARY RESULTS

►

CONSOLIDATED REVENUES: 21.573 BILLION EUROS (-5.4% IN ORGANIC TERMS COMPARED WITH 2013)

►

CONSOLIDATED EBITDA: 8.786 BILLION EUROS (-6.8% IN ORGANIC TERMS COMPARED WITH 2013)

►

INVESTMENTS: 4,984 BILLION EUROS (INCLUDING THE PURCHASE OF THE 700MHZ LICENSE IN BRAZIL), AN INCREASE OF 584 MILLION EUROS COMPARED TO 2013 (4.4 BILLION EUROS)

►

ADJUSTED NET FINANCIAL DEBT: 26.651 BILLION EUROS, DOWN BY 156 MILLION EUROS COMPARED TO THE SAME PERIOD OF THE PREVIOUS YEAR, INCLUDING THE IMPACT OF 0.9 BILLION EUROS FOR THE PURCHASING OF THE SPECTRUM IN BRAZIL AND ARGENTINA. EXCLUDING THESE ITEMS, THE ADJUSTED NET FINANCIAL DEBT WOULD COME TO AROUND 25.8 BILLION EUROS COMPARED TO  26.807 BILLION EUROS AT 31 DECEMBER 2013. BEFORE THE IMPACT OF THE NEW FREQUENCIES, THE NET FINANCIAL DEBT REDUCTION THEREFORE REACHED AROUND 1 BILLION EUROS

►

LIQUIDITY MARGIN AS OF  31 DECEMBER 2014: IT REMAINED HIGH, REACHING 13.1 BILLION EUROS (13.6 BILLION EUROS AT THE END OF 2013) COVERING THE FINANCIAL DEADLINES OVER THE NEXT 24 MONTHS

►

THE RECOVERY OF THE DOMESTIC REVENUE PERFORMANCE CONTINUED DURING THE YEAR THANKS TO THE CONSTANT IMPROVEMENT OF BOTH THE FIXED AND MOBILE COMPONENTS.

►

THESE RESULTS CONFIRM THE WINNING STRATEGY UNDERTAKEN BY THE GROUP, FOCUSED ON STRONG INVESTMENTS FOR THE CREATION OF ULTRABROADBAND NETWORKS AND ON RENEWED COMMERCIAL STRATEGIES TO MEET THE GROWING DEMAND FOR INNOVATIVE AND CONVERGING SERVICES.

The preliminary results of the 2014 financial year will be illustrated to the financial community during a conference call scheduled for today at 12.00 p.m. (Italian time). Journalists may listen to the conference call, without asking questions, by calling: +39 06 33168.

Those unable to connect live may follow the presentation until 27 February by calling: +39 06 334843 (access code 741222#).

The presentation Slides, with an opportunity to follow the event in audio streaming, will be available at: www.telecomitalia.com/FY2014/ita.

Telecom Italia Press Office +39 06 3688 2610 www.telecomitalia.com/media Telecom Italia Investor Relations +39 02 8595 4131 www.telecomitalia.com/investorrelations

The preliminary economic and financial results of the Telecom Italia Group and Telecom Italia S.p.A. for the 2014 financial year as well as the previous year's results to which they are compared have been prepared according to the International Accounting Standards issued by the International Accounting Standards Board and homologated by the European Union (defined as "IFRS"). In the 2014 financial year, Telecom Italia applied the same accounting principles as used for the previous year, apart from the new Principles/Interpretations adopted from 1 January 2014, which had no impact on the preliminary results of the 2014 financial year.

In addition to the conventional financial performance indicators contemplated under IFRS, Telecom uses certain alternative performance indicators in order to give a clearer picture of the trend of operations and the company's financial position. Specifically, the alternative performance measures refer to: EBITDA; organic change in revenues and EBITDA; adjusted net financial debt. It should be noted that, as of 2014, Telecom Italia has revised the method for determining the Organic Change in Revenues and EBITDA, no longer considering non-organic proceeds/expenses, including non-recurrent ones, in this calculation. The organic changes therefore only include the effects of changes - if any - in the consolidation area and foreign exchange rate differences. The previous year's data for comparison has therefore been restated accordingly. The meaning and content of these measures are explained in the attachments.

The preliminary results of the 2014 financial year have not been audited by the Independent Auditors.

Rome, 20 February 2015

The Board of Directors of Telecom Italia met yesterday, chaired by Giuseppe Recchi, to approve the Group preliminary results at 31 December 2014.  The approval of the consolidated Financial Statements of the Telecom Italia Group and the separate Financial Statements of Telecom Italia S.p.A. at 31 December 2014, by the Board of Directors, is scheduled for 19 March 2015.

The preliminary results of the 2014 financial year show the continuous recovery of the domestic performance during the year on both the mobile and fixed segments.

In this scenario, the revenues from domestic services in the last quarter of 2014 recorded a year-on-year change of -4.4%, a recovery of 4.7 percentage points compared to the same period of 2013.  This performance therefore confirms the constant improvement recorded in 2014. -4.4% YoY in the last quarter, -6.2% YoY in the third quarter, -8.9% YoY in the second quarter and -8.8% YoY in the first quarter.

The performance of the revenues from mobile services showed marked recovery, with an year-on-year reduction that went from -14.3% in the last quarter of 2013 to -5.7% in the last quarter of 2014 (+8.6 p.p. YoY).

The fixed segment also showed a similar trend, with revenues from services that recorded a year-on-year change of -5.3% in the last quarter, in recovery from the -7.2% of the third quarter and from the -8.6% of the second quarter.  This dynamic was partly supported by the improvement of the broadband component, which benefited from the gradual increase of the ARPU (average revenues per user), which reached 20.1 euros/month in the last quarter of 2014 compared to 19.2 euros/month in December 2013, thanks to the continued increase in premium customers (fibre and fast ADSL).

At the end of 2014, Telecom Italia covered around 80% of the population with LTE technology reaching the year-end target of the 2014-2016 Plan (80%) well in advance and reaffirming its 4G leadership in Italy. Telecom Italia also confirms the primacy for fibre coverage, with the service available in 131 cities at the end of 2014 (equal to 28% of the population), an increase of 93 units compared to 2013.

The impetus to develop the ultrabroadband networks enabled the Group to reach a customer base of over 1.3 million with LTE and 231,000 fibre optic customers at the end of 2014.

The acceleration in investments is combined with a commercial strategy based on the quality of the services and – for the domestic market – on distinct positioning focused on the combined fixed-mobile offers. This strategy is accompanied by a process of rebranding and simplifying the fixed, mobile and Internet offer.

Having achieved 104% of the objective of domestic cost efficiency for the year 2014 Telecom Italia is confirmed as top of the class among its European peers in terms of margins, thanks to efficiency dynamics obtained through the selective control and containment of costs.

MAIN VARIATIONS TO THE TELECOM ITALIA GROUP CONSOLIDATION AREA

The following changes occurred in 2014:

•

Rete A (Business Unit Media): on 30 June 2014 Persidera S.p.A. (former Telecom Italia Media Broadcasting) acquired 100% of the company, and as a consequence, Rete A became part of the consolidation area of the Group and is fully consolidated from 30 June 2014; on 1 December 2014 the merger by incorporation of Rete A into Persidera was completed;

•

Trentino NGN S.r.l.(Domestic Business Unit): on 28 February 2014, the Telecom Italia Group acquired a controlling stake in the company, that therefore entered the Group's consolidation area.

The following changes to the consolidation area occurred during 2013:

•

MTV Group(Media business Unit): on 12 September 2013 Telecom Italia Media completed the sale of 51% of MTV Italia S.r.l. and its wholly owned subsidiary MTV Pubblicità S.r.l.. As a result, these companies have been excluded from the consolidation area;

•

La7 S.r.l. (Media Business Unit): on 30 April 2013 Telecom Italia Media completed the sale of La7 S.r.l., consequently the company left the consolidation area.

Sofora  - Telecom Argentina group: on 13 November 2013 the Telecom Italia Group accepted the offer to purchase its entire controlling shareholding of the Sofora  - Telecom Argentina Group. As a result the shareholding has been classified under Discontinued Operations, pursuant to IFRS 5 (Non-current assets held for sale and Discontinued operations).

***

TELECOM ITALIA GROUP PRELIMINARY RESULTS

Revenues in 2014 amounted to 21,573 million euros, down 7.8% on the 2013 financial year (23,407 million euros). In terms of organic change, calculated by excluding the effect of changes in exchange rates and consolidation area, consolidated revenues were down 5.4% (-1,230 million euros).

Revenues, broken down by business unit, are as follows:

(million euros)	2014		2013		Changes
		% of total		% of total	absolute	%	% organic

Domestic (*)	15,303	70.9	16,388	70.0	(1,085)	(6.6)	(6.6)
Core Domestic	14,205	65.8	15,269	65.2	(1,064)	(7.0)	(7.0)
International Wholesale	1,244	5.8	1,263	5.4	(19)	(1.5)	(1.5)
Olivetti	227	1.1	265	1.1	(38)	(14.3)	(14.7)
Brazil	6,244	28.9	6,945	29.7	(701)	(10.1)	(2.1)
Media and Other Assets (*)	71	0.3	124	0.5	(53)
Adjustments and eliminations	(45)	(0.1)	(50)	(0.2)	5
Consolidated total	21,573	100.0	23,407	100.0	(1,834)	(7.8)	(5.4)

  (*)   As of 2014, in addition to Core Domestic and International Wholesale, the Domestic Business Unit also includes the Olivetti group; the comparative period has been amended accordingly.

EBITDA was 8,786 million euros, down 754 million euros (-7.9%) from the previous financial year, with an EBITDA margin of 40.7% (40.8% in 2013). In organic terms, the EBITDA is down 643 million euros (-6.8%) compared with the previous financial year and the EBITDA margin is down 0.6 percentage points (40.7% in 2014 compared with 41.3% in 2013).

The following table shows a breakdown of EBITDA and EBITDA margin by business unit:

(million euros)	2014		2013		Changes
		% of total		% of total	absolute	%	% organic

Domestic (*)	6,998	79.6	7,741	81.1	(743)	(9.6)	(9.6)
% of Revenues	45.7		47.2			(1.5) pp	(1.5) pp
Brazil	1,774	20.2	1,812	19.0	(38)	(2.1)	6.6
% of Revenues	28.4		26.1			2.3 pp	2.3 pp
Media and Other Assets (*)	13	0.2	(17)	(0.1)	30
Adjustments and eliminations	1	−	4	−	(3)
Consolidated total	8,786	100.0	9,540	100.0	(754)	(7.9)	(6.8)
% of Revenues	40.7		40.8			(0.1) pp	(0.6) pp

  (*)   As of 2014, in addition to Core Domestic and International Wholesale, the Domestic Business Unit also includes the Olivetti group; the comparative period has been amended accordingly.

Capital expenditure totalled 4,984 million euros in the 2014 financial year, 584 million euros more than in 2013, broken down by operational sector as follows:

(million euros)	2014		2013		Change
		% of total		% of total

Domestic (*)	2,783	55.8	3,031	68.9	(248)
Brazil	2,195	44.0	1,349	30.7	846
Media and Other Assets (*)	6	0.2	20	0.4	(14)
Adjustments and eliminations	−	−	−	−	−
Consolidated Total	4,984	100.0	4,400	100.0	584
% of Revenues	23.1		18.8		4.3 pp

(*)   As of 2014, in addition to Core Domestic and International Wholesale, the Domestic Business Unit also includes the Olivetti group; the comparative period has been amended accordingly.

The Business Unit Domestic recorded investments down by 248 million euros compared to the 2013 financial year. This reduction is entirely attributable to the more traditional investment components and led to certain platforms being abandoned and a number of industrial processes being simplified. These savings were partly redirected to developing next-generation networks (LTE and Fibre network: +156 million euros of investment compared to the same period of 2013) which accounted for 36% of network investments (28% in 2013). Furthermore, in the 2014 financial year, as a result of Telecom Italia's new market strategy for bundle mobile telephony plans, the costs for subsidising the purchase of handsets by customers were no longer recorded under intangible investments. In the corresponding period of 2013, 188 million euros were capitalised and amortised over the term of the contract (24 - 30 months).

The Brazil Business Unit reported an increase in investments of 846 million euros from the 2013 figure, due to a 110 million euros negative exchange rate effect; net of this exchange rate effect, without which the increase would have amounted to 956 million euros. The same can essentially be attributed to the awarding, at the end of 2014, of the right to use the 700MHz frequency for the development of the fourth generation network on LTE technology, the relative additional charges as well as the clean up costs (freeing of the spectrum under license), for a total amount of 936 million euros.

Cash flow from Group operations is positive by 3,174 million euros (positive by 4,803 million euros in the 2013 financial year).

Adjusted net financial debt as of 31 December 2014 was 26,651 million euros, down by 156 million euros compared with 31 December 2013 (26,807 million euros).

In the last quarter of 2014 the adjusted net financial debt increased by 79 million euros compared to 30 September 2014; in particular it should be noted that the cash flow from operations was offset not only by the tax disbursements of the last quarter but also by the greater needs, amounting to 0.9 billion euros, deriving from the payments already made for the purchasing of licenses in Brazil and Argentina.

The liquidity margin as of 31 December 2014 is 13.1 billion euros (13.6 billion euros as of 31 December 2013), net of 0.1 billion euros relating to Discontinued Operations and consists of 6.1 billion euros in cash (7.1 billion euros as of 31 December 2013) and unused committed credit lines totalling 7 billion euros (6.5 billion euros as of  31 December 2013). This margin covers the financial liabilities of the Group falling due over a period exceeding the next 24 months.

Group headcount as of 31 December 2014, excluding the 16,420 units related to Discontinued Operations, was 66,025, including 52,882 in Italy (65,623 as of 31 December 2013, including 53,155 in Italy).

***

BUSINESS UNIT RESULTS

Figures for Telecom Italia Media as of 31 December 2014 can be found in the press release issued on 19 February 2015.

DOMESTIC

As of 2014, in addition to Core Domestic and International Wholesale, the Domestic Business Unit also includes the Olivetti group. This different representation reflects the commercial and business position of the Olivetti group and the process of integrating its products and services with those offered by Telecom Italia in the domestic market. The data relating to the corresponding period of the previous year was therefore restated accordingly.

Domestic revenues, totalling 15,303 million euros (16,388 million euros in 2013), fell by 6.6% both in reported and organic terms.

In an economic scenario that still presents structural weakness the performance of the year 2014 was down by 6.6% (-1,085 million euros) compared to 2013, with a recovery trend in the last quarter compared to the first two quarters of the year (-8.2% second quarter, -8.3% first quarter) and to the full year 2013 (-9.5%) equal to -5.0%. The change was reduced to -3.9% due to the negative impact arising from the Authority's retroactive revision of the wholesale copper network access prices for the period 2010-2012, which meant that in the last quarter of the year lower revenues were recorded for the previous years for 45 million euros.

These dynamics of revenues is specifically attributable to a progressive stabilisation of the market share, primarily on Mobile services, and growth in revenues from Fixed Broadband, ICT and Mobile Internet

Highlights:

►

Core Domestic Revenues

Core Domestic revenues amount to 14,205 million euros and fell by 7.0% (15,269 million euros in 2013).

The performance of the individual market segments as compared with 2013 is as follows:

•

Consumer: The 2014 revenues of the Consumer segment totalled 7,349 million euros, 621 million euros compared to 2013 (-7.8%). The performance, though still negative, confirms the recovery trend observed from the second part of 2014. Compared to the corresponding periods of 2013 the following trends were recorded in 2014: -5.1% in the fourth quarter; -5.2% in the third quarter; -9.2% in the second quarter; -11.7% in the first quarter. In particular the revenues from Mobile services recorded a reduction of -398 million euros (-11.1%) compared to the year 2013 and -7.2% in the last quarter of 2014 (with respect to -6.6% in the third quarter, -13.7% in the second quarter and -16.9% in the first quarter), positively affected by the dynamic of the structural improvement of the competitive performance, the gradual stabilisation of the customer base and the ARPU on voice services and the constant growth of mobile Internet. Fixed service revenues also showed signs of recovery with respect to the deteriorating trend observed in the first part of the year, with a reduction of -238 million euros (-5.9%) compared to the year 2013 and -3.4% in the last quarter of 2014 (-6.1% in the third quarter, -7.9% in the second quarter and -6.2% in the first quarter), thanks to the good performance of the market share and the positive trend of the Broadband ARPU, supported by the higher proportion of customers with flat rate plans and service upgrades (Fibre);

•

Business: in 2014 the revenues of the Business segment totalled 4,824 million euros, with a reduction of 387 million euros compared to 2013 (-7.4%), but with an improving trend during the year, in particular on the revenues from services (4,436 million euros, -425 million euros compared to 2013, equal to -8.7%; -6.6% in the last quarter of 2014, -7.9% in the third quarter, -10.6% in the second quarter and -9.8% in the first quarter). On Mobile (-159 million euros in 2014 compared to 2013; -11.7%), despite the efficiency of the defence actions and the development of the customer base, which in fact grew by 3.7%, a drop in traditional voice and messaging services was confirmed (-183 million euros compared to 2013), attributable to a dynamic of redirecting customers on formulas with a lower overall level of ARPU. The negative economic context and fall in prices on traditional voice and data services continued to influence Fixed-line business (-271 million euros compared to 2013; -7.6%), but there were some signs of recovery in the last six months, also thanks to the constant growth of the ICT revenues (+3.5% compared to 2013, of which +22.0% in Cloud services);

•

National Wholesale: the Wholesale segment records revenues for 2014 amounting to 1,793 million euros, down by 104 million euros (-5.5%) on 2013. The reduction can mainly be attributed to the reduction of prices for mobile and fixed termination, the aforementioned retroactive revision by the Authority of wholesale access prices for the period 2010-2012, the launch of the migration towards IP infrastructural solutions and the drop in prices on national roaming.

►

International Wholesale Revenues

The International Wholesale revenues for 2014 amounted to 1,244 million euros, down on 2013 (-19 million euros, 1.5%). Revenues for Voice services (-6 million euros, -0.6%) and IP/Data services (-8 million euros, -3.1%) were down due to the effect of the development of competitive dynamics with a drop in prices. The business segment dedicated to multinationals also fell slightly (-2 million euros, -3.1%) while revenues for Mobile services rose slightly (+3 million euros, +12.2%).

►

Olivetti Revenues

The revenues of the Olivetti group totalled 227 million euros, down 38 million euros compared to 2013 (-14.3%). The reduction in revenues was affected both by the slowdown in foreign sales (-20 million euros), specifically due to the competition on bank printers in the Chinese market, and the ongoing poor economic context on the Italian market (-18 million euros).

EBITDA for the Domestic Business Unit amounted to 6,998 million euros in 2014, down 743 million euros on 2013 (-9.6%). EBITDA margin was 45.7%, slightly down on 2013 (-1.5 percentage points). The result was affected by the reduction in revenues from services (-1,093 million euros compared to 2013), only partially offset by the efficiency actions obtained.

The headcount, of 53,076 employees, fell by 301 units compared to 31 December 2013.

BRAZIL (average real/euro exchange rate 3.12280)

The 2014 revenues of the TIM Brasil group amounted to 19,498 million reais, recording a fall of 2.1% compared with the 2013 financial year (-423 million reais). Revenues from services reached 16,325 million reais, with a reduction of 376 million reais compared to 16,701 million reais in 2013 (-2.3%), mainly due to lower revenues from incoming traffic. Revenues from product sales reduced from 3,220 million reais in 2013 to 3,173 million reais in 2014 (-1.5%); this decrease can be attributed to a reduction in the volumes sold, only partially offset by an increase in prices.

Mobile ARPU in 2014 was 17.7 reais, compared to 18.6 reais in 2013 (-4,8%). The ARPU, like the revenues from services, was affected by a further reduction, starting from February 2014, of the mobile termination rate.

The total number of lines as of 31 December 2014 was 75,721 thousand, up by 3.1% compared to 31 December 2013, corresponding to a market share for the lines of approximately 27%.

EBITDA for the 2014 financial year was 5,541 million reais, 343 million reais higher than 2013 (+6,6%). The EBITDA increase was essentially sustained by the lower costs for purchasing materials and services, mainly attributable to the lower quotas payable to other operators, despite the higher personnel costs and the slight increase in other operating costs. The EBITDA margin was 28.4%, and was up 2.3 percentage points on 2013.

Headcount stood at 12,841 employees (12,140 as of 31 December 2013).

***

TELECOM ITALIA S.P.A. PRELIMINARY RESULTS

Revenues reached 14,153 million euros, down by 1,151 million euros  (-7.5%) compared to 2013.

As well as the worsening of the macroeconomic context and the increased competition, particularly on Mobile services, this performance was affected by the negative impact arising from AGCom's retroactive revision of the wholesale copper network access prices for the period 2010-2012, which meant that in the last quarter of the year lower revenues were recorded for the previous years for 45 million euros. In the commercial segments, the result was affected by the physiological reduction in revenues from traditional businesses in the Consumer (-8.7%), Business (-7.5%) and National Wholesale segments

(-5,9%).

EBITDA was 6.739 million euros, down 798 million euros (-10.6%) compared to 2013 (7,537 million euros).

The EBIT margin fell from the 49.2% of 2013 to 47.6% of 2014.

***

The Manager in charge of preparing the accounting and corporate documents, Piergiorgio Peluso, hereby declares, pursuant to subsection 2, Art.154 bis of Italy’s Consolidated Finance Law, that the accounting information contained herein corresponds to the company’s documentation, accounting books and records.

***

ATTACHMENTS TO THE PRESS RELEASE

ALTERNATIVE PERFORMANCE MEASURES

In this press release, in addition to the conventional financial performance measures established by IFRS, certain alternative performance measures are presented for purposes of a better understanding of the trend of operations and the financial condition related to the Telecom Italia Group and the Parent Company Telecom Italia S.p.A..  Such measures, which are presented in the periodical financial reports (annual and interim), should, however, not be considered as a substitute for those required by IFRS.

The alternative performance measures used are described below:

•

EBITDA: this financial measure is used by Telecom Italia as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the Business Unit level) and the Parent Company. This measure is calculated as follows:

Profit (loss) before tax from continuing operations
+	Finance expenses
-	Finance income
+/-	Other expenses (income) from investments (1)
+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method (2)
EBIT - Operating profit (loss)
+/-	Impairment losses (reversals) on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization
EBITDA - Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets

(1)

Expenses (income) from investments for Telecom Italia S.p.A..

(2)

Line item in Group consolidated financial statements only.

•

Organic change in Revenues and EBITDA: these measures express changes (amount and/or percentage) in Revenues and EBITDA, excluding, where applicable, the effects of the change in the scope of consolidation and exchange differences. In particular, please note that, starting from 2014, Telecom Italia has changed the methods for determining the Organic change in Revenues and EBITDA not considering more, as in the past, in this calculation the non-organic income/expenses, including those non-recurring; therefore, the Organic changes – as described above - now include only the effects arising from the change in the scope of consolidation and exchange differences.Figures for the comparative periods have been restated accordingly.

Telecom Italia believes that the presentation of such additional information allows for a more complete and effective understanding of the operating performance of the Group (as a whole and at the Business Unit level) and the Parent Company; the Organic change in Revenues and EBITDA is also used in presentations to analysts and investors. In this press release, is also provided the reconciliation between the “accounting or reported” data and the “comparable” ones.

•

Net Financial Debt: Telecom Italia believes that the Net Financial Debt represents an accurate indicator of its ability to meet its financial obligations. It is represented by Gross Financial Debt less Cash and Cash Equivalents and other Financial Assets.

In order to better represent the actual change in net financial debt, is shown the “Adjusted net financial debt”, which excludes effects that are purely accounting in nature resulting from the fair value measurement of derivatives and related financial liabilities/assets.

Net financial debt is calculated as follows:

+	Non-current financial liabilities
+	Current financial liabilities
+	Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale
A)	Gross Financial Debt
+	Non-current financial assets
+	Current financial assets
+	Financial assets included in Discontinued operations/Non-current assets held for sale
B)	Financial Assets
C=(A - B)	Net Financial Debt carrying amount
D)	Reversal of fair value measurement of derivatives and related financial liabilities/assets
E=(C + D)	Adjusted Net Financial Debt

                                                                                    ***

TELECOMITALIA GROUP–KEY OPERATING AND FINANCIAL DATA

TELECOM ITALIA GROUP - HIGHLIGHTS

(millions of euros)	2014 Preliminary	2013	Change %
			Reported	Organic

Revenues	21,573	23,407	(7.8)	(5.4)
EBITDA	8,786	9,540	(7.9)	(6.8)
EBITDA margin	40.7%	40.8%	(0.1)pp
Organic EBITDA margin	40.7%	41.3%	(0.6)pp
Capital expenditures	4,984	4,400	13.3
Net Operating Free Cash Flow	3,174	4,803	(1,629)
Adjusted net financial debt	26,651	26,807	(156)
Headcount at year-end (number)	66,025	65,623	402

TELECOM ITALIA S.p.A. – KEY OPERATING AND FINANCIAL DATA

TELECOM ITALIA S.p.A. - HIGHLIGHTS

(milioni di euro)	2014 Preliminary	2013	Change
			amount	%

Revenues	14,153	15,304	(1,151)	(7.5)
EBITDA	6,739	7,537	(798)	(10.6)
EBITDA margin	47.6%	49.2%	(1.6) pp
Capital expenditures	2,693	2,915	(222)
Adjusted net financial debt	31,481	32,309	(828)
Headcount at year-end (number)	44,164	44,386	(222)	(0.5)

TELECOM ITALIA GROUP  -  INFORMATION BY OPERATING SEGMENTS

Starting from 2014, the Domestic Business Unit includes, in addition to Core Domestic and International Wholesale, also the Olivetti group. This different presentation reflects the commercial and business placement of the Olivetti group and the process of integrating the products and services offered by the Olivetti group as complements to those offered by Telecom Italia in the domestic market. Accordingly, the figures for the corresponding periods of the previous year have been restated on a consistent basis.

DOMESTIC

(millions of euros)	2014 Preliminary	2013		Change
			amount	%	% organic

Revenues	15,303	16,388	(1,085)	(6.6)	(6.6)
EBITDA	6,998	7,741	(743)	(9.6)	(9.6)
EBITDA margin	45.7	47.2		(1.5)pp	(1.5)pp
Headcount at year-end (number)	53,076	53,377	(301)	(0.6)

Core Domestic

(millions of euros)	2014 Preliminary	2013	Change
			amount	%

Revenues	14,205	15,269	(1,064)	(7.0)
Consumer	7,349	7,970	(621)	(7.8)
Business	4,824	5,211	(387)	(7.4)
National Wholesale	1,793	1,897	(104)	(5.5)
Other	239	191	48	25.1
EBITDA	6,761	7,552	(791)	(10.5)
EBITDA margin	47.6	49.5		(1.9)pp
Headcount at year-end (number)	51,849	51,954	(105)	(0.2)

International Wholesale

(millions of euros)	2014 Preliminary	2013	Change
			amount	%

Revenues	1,244	1,263	(19)	(1.5)
Of which third parties	981	955	26	2.7
EBITDA	271	203	68	33.5
EBITDA margin	21.8	16.1		5.7pp
Headcount at year-end (number)(1)	641	741	(100)	(13.5)

(1)

Includes employees with temp work contracts: 4  employees at December 31, 2014 (4  employees at December 31, 2013).

Olivetti

(millions of euros)	2014 Preliminary	2013		Change
			amount	%	% Organic

Revenues	227	265	(38)	(14.3)	(14.7)
EBITDA	(29)	(4)	(25)
EBITDA margin	(12.8)	(1.5)		(11.3)pp	(11.3)pp
Headcount at year-end (number)(1)	586	682	(96)	(14.1)

(1)

Includes employees with temp work contracts: 4 employees at December 31, 2014 (zero  employees at December 31, 2013).

***

Brazil

	(milion of euros)		(milion of reais)
	2014 Preliminary	2013	2014 Preliminary	2013	Change
					amount	%
	(a)	(b)	(c)	(d)	(c-d)	(c-d)/d
Revenues	6,244	6,945	19,498	19,921	(423)	(2.1)
EBITDA	1,774	1,812	5,541	5,198	343	6.6
EBITDA margin	28.4	26.1	28.4	26.1		2.3pp
Headcount at year-end (number)			12,841	12,140	701	5.8

TELECOM ITALIA GROUP  -  RECONCILIATION BETWEEN REPORTED DATA AND ORGANIC DATA

REVENUES – reconciliation of organic data

(millions of euros)	2014 Preliminary	2013	Change
			amount	%

HISTORICAL REVENUES	21,573	23,407	(1,834)	(7.8)
Foreign currency financial statements translation effect		(565)	565
Changes in the scope of consolidation		(39)	39
COMPARABLE REVENUES	21,573	22,803	(1,230)	(5.4)

EBITDA – reconciliation of organic data

(millions of euros)	2014 Preliminary	2013	Change
			amount	%

HISTORICAL EBITDA	8,786	9,540	(754)	(7.9)
Foreign currency financial statements translation effect		(147)	147
Changes in the scope of consolidation		36	(36)
COMPARABLE EBITDA	8,786	9,429	(643)	(6.8)

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Group's interim report as of and for the nine months ended September 30, 2014 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. our ability to successfully implement our strategy over the 2014-2016 period;

2. the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

3. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

4. the impact of political developments in Italy and other countries in which we operate;

5. our ability to successfully meet competition on both price and innovation capabilities of new products and services;

6. our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

7. our ability to successfully implement our internet and broadband strategy;

8. our ability to successfully achieve our debt reduction and other targets;

9. the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

10. the outcome of litigation, disputes and investigations in which we are involved or may become involved;

11. our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

12. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

13. the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

14. our ability to manage and reduce costs;

15. any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

16. the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      February 20th, 2015

                                                      TELECOM ITALIA S.p.A.

                                              BY: /s/ Umberto Pandolfi
                                                  ---------------------------------
                                                      Umberto Pandolfi
                                                      Company Manager